August 17, 2017

VIA EDGAR
Kathleen Collins
Accounting Branch Chief
Office of Information Technologies and Services
U.S. Securities and Exchange Commission
100 F Street, NE
 Washington, D.C. 20549

Re:	Take-Two Interactive Software, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2017
Filed May 24, 2017
Form 8-K filed April 18, 2017
Form 8-K furnished August 2, 2017
File No. 001-34003
Dear Ms. Collins:

On behalf of Take-Two Interactive Software, Inc. (the “Company”), we submit this letter in response to comments from the staff of the Securities and Exchange Commission received by letter dated August 9, 2017 (the “Comment Letter”) relating to the above-referenced filing.  We are working expeditiously to respond to the Comment Letter.  We respectfully request an extension of time to respond to the inquiries contained in the Comment Letter.  We currently anticipate submitting a response to the Comment Letter on or before September 7, 2017.  Please do not hesitate to contact me at 646-536-3003 with any concerns you may have regarding the timetable described above.  Thank you for your consideration.

 Very truly yours,
/s/ Lainie Goldstein

Lainie Goldstein

cc:   Daniel Emerson